UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Extraordinary General Meeting Results

On March 12, 2018, Auris Medical Holding AG (“Auris Medical”) held an Extraordinary General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of the merger between Auris Medical (as transferring entity) and Auris Medical NewCo Holding AG (“Auris Medical NewCo”) (as surviving entity) according to the terms and conditions set forth by the merger agreement dated 9 February 2018 and based on the interim balance sheet of Auris Medical as of 30 September 2017.

Auris Medical shareholders approved the merger between Auris Medical (as transferring entity) and Auris Medical NewCo (as surviving entity) according to the terms and conditions set forth by the merger agreement dated 9 February 2018 and based on the interim balance sheet of Auris Medical as of 30 September 2017.

Pursuant to the Merger, Auris Medical shareholders received one common share with a nominal value of CHF 0.02 of Auris Medical NewCo for every 10 Auris Medical common shares held prior to the Merger, effectively resulting in a “reverse stock split”.

Agenda Item 2: Discharge of liability for the members of the Board of Directors and the persons entrusted with the Corporation’s management

Auris Medical shareholders approved the discharge of liability of the members of the Board of Directors and the persons entrusted with the Corporation’s management for the 2017 financial year as well as for the 2018 financial year (until the date of the 2018 Extraordinary General Meeting).

Agenda Item 3: Compensation of the Board of Directors and the Executive Management Committee

Auris Medical shareholders approved a maximum aggregate amount of compensation of CHF 400,000 (gross) for the members of the Board of Directors for the period from the 2018 Annual General Meeting to the 2019 Annual General Meeting.

Auris Medical shareholders approved a maximum aggregate amount of fixed compensation of CHF 3,000,000 (gross) for the members of the Executive Management Committee for the 2019 financial year.

Agenda Item 4: Re-election of the Chairman and members of the Board of Directors. Election to the Board of Directors

Auris Medical shareholders re-elected Thomas Meyer, PhD, as member and Chairman of the Board of Directors, re-elected Armando Anido, MBA, Mats Peter Blom, MBA, Calvin W.

Roberts, MD, as members of the Board of Directors, and elected Alain Munoz, MD, as member of the Board of Directors, each for a term of one year ending upon completion of the 2019 Annual General Meeting.

Agenda Item 5: Re-election and election to the Compensation Committee

Auris Medical shareholders re-elected Armando Anido, MBA, and elected Alain Munoz, MD, as members of the Compensation Committee, each for a term of one year ending upon completion of the 2019 Annual General Meeting.

Agenda Item 6: Re-election of the Auditors

Auris Medical shareholders re-elected Deloitte AG as auditors of Auris Medical Holding AG for the 2018 financial year.

Agenda Item 7:  Re-election of the Independent Proxy

Auris Medical shareholders re-elected Sandro G. Tobler, Attorney at Law, Zug, as Independent Proxy of Auris Medical Holding AG for a term of one year ending upon completion of the 2019 Annual General Meeting.

* General Comment: As a result of the approval of Agenda Item 1 (Merger), the results of Agenda Items 3–7 are being implemented at the level of Auris Medical NewCo and the respective resolutions of Auris Medical NewCo were implemented by the separate General Meeting of Auris Medical NewCo immediately prior to the registration of the Merger.

 EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 13, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: March 13, 2018